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Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Appointment of Distributors
Released	07:00 29-Nov-05
Number	7942U

C&C announces the appointment of new distributors

for international spirits and liqueur brands

CCR.I CCR.L

Dublin, London, November 29th, 2005: C&C Group plc ('C&C' or 'the Group'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced that it had appointed distributors for its international spirits and liqueur brands to replace Allied Domecq when these agreements expire.

Within the USA, C&C's largest international spirits and liqueur market, Skyy Spirits, a subsidiary of the Campari Group has been appointed to distribute C&C's Carolans cream liqueur, Tullamore Dew Irish Whiskey and Irish Mist brands. Furthermore, the Campari Group will also distribute C&C's brands in Brazil and through its joint ventures in the Benelux.

Maxxium Worldwide has been appointed to distribute C&C's international spirits and liqueur brands in the UK, Germany (Tullamore Dew only) and Bulgaria.

In other international markets, C&C has appointed strong, independently owned local distributors for its brands.

Commenting on the appointment of new distributors, Maurice Pratt, C&C Group CEO concluded: "We have succeeded in our objective to secure leading distributors in each of our markets and we look forward to working with our new partners to drive continued growth of our international spirits and liqueur brands".

As a consequence of the acquisition of Allied Domecq by Pernod Ricard, C&C will no longer distribute brands, previously owned by Allied Domecq, within the Irish market with effect from February 1, 2006.

About Skyy Spirits

Skyy Spirits is a subsidiary of Davide-Campari Milano S.p.A. Skyy Spirits owns and directly distributes [illegible] in the USA. Skyy Vodka is one of the fastest growing spirits globally and the leading domestic super pr[illegible] in the United States.

About Maxxium

Maxxium Worldwide is a global premium brand-building partnership of four leading international spirit companies, The Edrington Group, Jim Beam Brands, Rémy Cointreau and the V&S Group, with responsibility for the local marketing, sales and distribution of premium wines and spirits in key world markets (excluding the United States).

About C&C Group plc

C&C is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including *Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland* several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

Investors and analysts	Irish Media	International Media

Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

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